SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information please contact:
Luciana Paulo Ferreira	Bovespa: CSNA3 R$43.13/shares
CSN - Investor Relations	NYSE: SID US$14.20/ADR (1 ADR=1 share)
(5511) 3049-7591	Shares Outstanding = 286.9 million
luferreira@csn.com.br www.csn.com.br	Market Capitalization: R$12.4 billion
Prices as of 07/28/2004

CSN ANNOUNCES 2Q04 CONSOLIDATED RESULTS

São Paulo, Brazil, July 29, 2004 – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) today announced its second quarter results (2Q04), in accordance with accounting principles required by the Brazilian Corporate Law and denominated in Reais. The comments included in this press release, unless otherwise stated, refer to such consolidated results with comparisons to the second quarter of 2003 (2Q03) and to the first half of 2003 (1H03). The US dollar/Real exchange rate on June 30, 2004 was R$3.1075.

Message from Benjamin Steinbruch, CEO and Chairman

“As we mentioned over two months ago, the steel industry is still enjoying a positive momentum, with international prices at high levels and increased consumption in key regions, such as Asia and the United States. The domestic market is also showing significant improvement, as the consumption of flat steel grew 4% in the second quarter compared to the same period of the previous year.

CSN has continuously presented improved results, reflecting more favourable market prices and the management focus on the continuous pursuit for competitiveness and productivity. Consolidated EBITDA increased by R$347 million from the 1Q04 to the 2Q04 and the margins were flat even with the increases in imported raw materials prices, especially coal and coke. We are adapting our working capital needs to an environment that demands higher raw material inventories, and that, given the intensity of exports, has a more significant amount of accounts receivable. All the same, in these first six months alone, we recorded 70% of the net income and EBITDA for the FYE 2003.

Despite of this positive outlook and the overweight recommendations from analysts, the stock market is still extremely cautious when it comes to the Brazilian steel industry. I believe that our results and estimates will give the investors confidence in CSN’s capacity to deliver results, and in the promising future of our upcoming investments.”

Consolidated Results

	2Q			1H
	2004	2003	Chg. %	2004	2003	Chg.%
Crude Steel Production	1,368	1,336	2.4	2,723	2,608	4.4
Sales Volume (000 tons)	1,354	1,124	20.5	2,491	2,215	12.5
Domestic Market	848	763	11.1	1,624	1,485	9.4
Export Market	506	361	40.2	867	730	18.8
Net Revenues (steel products) (R$/ton)	1,791	1,334	34.2	1,674	1,342	24.7

Financial Data (R$ million)

Net Revenue	2,562	1,588	61.3	4,428	3,174	39.5
Gross Profit	1,193	744	60.4	2,034	1,565	29.9
EBITDA	1,180	735	60.6	2,013	1,522	32.2
Net income (loss)	424	116	263.9	757	513	47.5

	Jun/04	Mar/04	Dec/03
Consolidated Net Debt R$ MM	5,998	4,729	4,908

For the periods indicated, US$2,227 million (79%) of the Consolidated Gross Debt was foreign currency denominated as of June 2004, US$2,238 million (75%) was foreign currency denominated as of March 2004 and US$2,177 million (70%) was foreign currency denominated debt as of December 2003.

	2Q		1H
	2004	2003	2004	2003
EBITDA	1,180	735	2,013	1,522
Depreciation	(223)	(161)	(403)	(295)
Other operating expenses	(18)	(23)	(13)	(5)
Operating income bef Fin.and equity	939	549	1,597	1,222

EBITDA consists of operating income plus depreciation and other operating expenses. EBITDA does not represent net income or cash flows from operations, as these terms are defined by U.S. GAAP. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. We believe that EBITDA is useful because comparisons based on other measures, such as net income or cash flows from operating activities, include elements that vary from company to company depending on where they are located or on their capital structure. We present in the table above a reconciliation from EBITDA to operating income before financial and equity results.

Production and Production Costs

•  Production

Output volumes in the second quarter of 2004 totaled 1.4 million tons of crude steel and 1.2 million tons of rolled finished products. In the first half of 2004, the production of crude steel reached 2.7 million tons, equivalent to a 4% increase, while rolled finished product also increased by 4%, reaching 2.4 million tons. These increases are the result of continuous efforts to improve productivity.

•  Production Costs (Parent Company)

In 2004, total production costs were higher than in 2003 (38% when comparing quarters and 36% between semesters). This increase is explained mainly by the higher imported raw materials prices – as a result of the supply and demand unbalance in the international market, driven by increased internal consumption in China.

In 1H04, coal and coke costs were R$237 million higher, with the major effect impacting the second quarter. During the quarter, these costs represented 34% of the total - an 11 percentage points (p.p.) increase to 1Q04 and a 10 p.p. difference from 2Q03. Therefore, dollar-denominated or dollar-linked costs represented 47% of the cash costs in 2Q04.

Higher crude steel output in 2004 also contributed to an increase in the consumption of materials in general. However, our costs were also effected by the increase in electrical energy tariffs. The non-cash effect of higher depreciation (resulting from assets revaluation and CSN Paraná start-up) corresponded to an R$82 million increase.

Net Revenues

Sales volumes of finished products and slabs reached 1.4 million tons in the quarter, up 20% compared to the same period of last year. In the domestic market, sales rose 11%, representing 63% of total Sales in the quarter. In the same comparison, export Sales increased by 40%. In 1H04, we highlight the 12% increase in total volume, and 19% higher export sales.

In 2Q04, consolidated net revenues grew 61% reaching R$2,562 million, due to a better product mix, with higher participation of coated products, 34% increase in average prices and greater sales volume. Sales in the domestic market accounted for 62% of the net revenues in quarter, while domestic volume represented 63% of the total, this difference is a result of the effect of better international prices on export revenues. In 1H04, this situation is more balanced with both domestic revenues and volume representing 65%.

For the parent company, exports were largely to the United States of America and Europe, which represented 37% and 34% of total volume, respectively. This mainly reflects our operations with CSN LLC and Lusosider. Exports for Asia and Latin America were 15% and 10% of export volumes, respectively. Since CSN LLC and Lusosider sales are made in their respective regions, CSN consolidated sales showed substantially the same distribution worldwide.

Gross Profit, Operational Income and EBITDA

•  Gross Profit

Gross profit for 2Q04 increased by R$449 million when compared to 2Q03 and by R$352 million compared to 1Q04. Gross margin was stable at 47%, as higher steel prices offset the increases in raw materials. In relation to the previous quarter, gross margin increased by 1.5 p.p. In 1H04, gross income increased by 30%, but the gross margin was 3.4 p.p. lower, given our new investments abroad, which are reflected in the consolidated figures as of the second half of 2003.

•  Operational Income

In 2Q04, operational income reached R$939 million, compared to R$549 million in 2Q03. This R$390 million increase reflects the higher gross profit, partially offset by greater operational expenses mostly due to higher sales expenses, as a consequence of higher export volumes and freight costs. Operational income in the first half of 2004 grew by 31%.

•  EBITDA

EBITDA reached R$1,180 million in the second quarter, a 61% increase compared to the R$735 million registered in the same period of last year. Compared to 2Q03, EBITDA margin was stable at 46%, but it was 1.3 p.p. up first quarter margin. In 1H04, EBITDA was over R$2 billion, with a 46% margin, representing a 32% increase.

Financial Results

Financial results (which include financial revenues and expenses as well as results from net exchange and monetary variation, but exclude amortization of deferred exchange losses) totaled negative R$443 million in the quarter, compared to negative R$265 million in the same period of last year, due to a higher cost of net debt in the period as explained below. For the same reason, the financial result in 1H04 was a negative R$619 million, compared to a negative R$315 million for the same period in 2003.

Deferred Exchange Losses: Total amortization of deferred exchanges losses due to the real devaluation in 2001 was R$26 million in 2Q04, compared to R$34 million in 2Q03. The balance to be amortized in 2004 is R$50 million.

Net Income

As a consequence, consolidated net income was R$424 million in the 2Q04, 264% higher than the net income of R$116 million registered in the same period of 2003, and 27% higher than 1Q04. In 1H04, net income reached R$757 million, a R$244 million increase over 1H03.

Net Debt/EBITDA = 1.5 x

At June 30, 2004, consolidated net debt totaled R$5,998 million, R$1,269 higher than net debt on March 31, 2004. This increase is related to greater working capital (especially given the strategic increase in raw material inventories, in the amount of R$371 million, and higher accounts receivable in the amount of R$383 million, especially for exports), the payment of R$752 million in dividends and interest on equity and to the increase to 100% interest in GalvaSud, an approximate impact of R$300 million. Current net debt/annualized EBITDA ratio is 1.5x, in line with the expectations announced in the 2003 earnings release.

We seek to hedge our exposure net of financial assets and liabilities, accounts receivable and payable denominated in foreign currency and investments in offshore affiliates (registered in the Equity Results line), as a result of which the amount of the exposure hedged by currency swaps is approximately US$1 billion. As a result, financial results on a standalone basis are partially exposed to the foreign rate.

For the full year 2004 the net debt cost is expected to remain at 100% of CDI, as previously disclosed.

Capex

At the first half of 2004, total capital expenditures were R$521 million. The highlight, once more, was the capex related to CSN Paraná, besides projects related to maintaining the operating and technological excellence of the facilities and the remaining Galvasud’s capital acquisition, which corresponded to R$306 million.

Recent Events

On July 27, 2004, CSN’s Board of Directors approved the following corporate and financial events:

  a new Share Buyback Program, for a 90-day period, as of August 2, of up to 7,200,000 shares, pursuant to the limits and provisions set on CVM Instruction # 10/80.
  approval to issue debentures in the domestic maket, in the amount of up to R$750 million for a 5 year period, at an indicated rate between 103% and 108% of “DI rate over extra group”.

In June, CSN announced a number of corporate and financial events, as described below:

  Acquisition, through its 100% subsidiary CSN I S.A, of the 49% stake owned by ThyssenKrupp Stahl in GalvaSud S.A. for R$89 million. In addition, as a part this transaction, debts in the amount of R$425 million were paid in the same month.
  Approval to pay intermediate dividends of R$35 million (R$0.1228 per outstanding share) beginning on June 15.
  Issuance of US$162 million in export receivables, with an 8-year maturity and interest rate of 7.427% p.a.
  Approval of an investment of approximately US$43 million to build a plant aiming to processing slag and its by-product (cement), which shall use as principal raw material the slag produced in the Company’s blast furnances. Such investment aims to increase the level of use of its slag production and create better efficiency in the steel process. Such investment is still subject to the approval of an adequate financing structure.
Outlook

Despite the higher share of the international markets in 2Q04, we reiterate our estimate of a maximum 35% export mix. Our consolidated annual sales volume should be slightly above 2003 volumes, as the decision to outsource hot-rolled coils was revised and the supply of most of CSN LLC`s and Lusosider’s slabs and hot rolled needs was kept, which did not happen during 2003. We will loose in volume but gain in consolidated margins.

We have not witnessed any fall in international prices and believe that, given the continued high levels of global demand and unfavorable conditions to the expansion of the supply, international prices will remain favourable at least until the end of this year. The current lag between domestic and international prices is around US$50 for less value-added products like hot and cold-rolled.

In terms of costs for the second half, we maintain the expectations for the previously announced increase in coal costs and, until the end of 3Q04, the high coke prices. Export freight, which had increased over 50% in 2003, has fallen, and returned to early 2003 levels. For the year, we expect to slightly increase our consolidated EBITDA margin compared to the 45.5% margin of the first half.

Regarding cash flow, the increase in strategic inventories of coal and the increased focus in the international market during this last quarter, led to a greater requirement of working capital. We are working for this to return to normal levels during the second half. Another factor that we do not expect again in 2004 is the intermediate distribution of dividends and interest on equity. Therefore, CSN’s net debt should return, until the end of the year, to levels closer to a Net Debt/EBITDA ratio of 1x.

2Q04 Earnings Result Conference Call

CSN will host conference call to discuss second quarter of 2004 results on July 30, 2004, as follows:

Conference Call in English
July 30, 2004, 1 pm ET USA / 2 pm Brasilia Time
International: (1-973) 582-2734
Conference Call ID: CSN or 5009721

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex formed by investments in infrastructure and logistics, that combines, in its operation, captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.8 million tons of crude steel and consolidated gross revenues of R$ 8.3 billion reported in 2003, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Message from CEO” and “Outlook”, the expected nominal cost of gross debt compared to CDI and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Five pages of tables follow

INCOME STATEMENT
Consolidated – Corporate Law – In thousands of R$ - Limited Revision

	2Q04	1Q04	2Q03	1H03	1H04
Gross revenue	2,999,802	2,261,816	1,956,400	3,831,735	5,261,618
Gross revenue deductions	(437,431)	(396,666)	(367,962)	(658,126)	(834,097)
Net revenue	2,562,371	1,865,150	1,588,438	3,173,609	4,427,521
Domestic Market	1,577,156	1,283,828	1,120,140	2,202,208	2,860,984
Export Market	985,215	581,322	468,298	971,401	1,566,537
Cost of goods sold (COGS)	(1,369,553)	(1,024,309)	(844,608)	(1,608,445)	(2,393,862)
COGS, excluding depreciation	(1,158,305)	(854,693)	(691,274)	(1,331,124)	(2,012,998)
Depreciation allocated to COGS	(211,248)	(169,616)	(153,334)	(277,321)	(380,864)
Gross Profit	1,192,818	840,841	743,830	1,565,164	2,033,659
Gross Margin (%)	46.6%	45.1%	46.8%	49.3%	45.9%
Selling expenses	(152,476)	(122,821)	(98,289)	(200,136)	(275,297)
General and administrative expenses	(71,848)	(54,594)	(64,282)	(120,217)	(126,442)
Depreciation allocated to SG&A	(11,103)	(10,602)	(8,588)	(17,670)	(21,705)
Other operating income (expense), net	(18,113)	4,726	(23,374)	(5,384)	(13,387)
Operating income before financial and equity interest	939,278	657,550	549,297	1,221,757	1,596,828
Net financial result	(469,412)	(203,809)	(298,951)	(383,824)	(673,221)
Financial expenses	(218,151)	(290,067)	(170,968)	(335,237)	(508,218)
Financial income	93,965	167,436	(784,435)	(909,090)	261,401
Monetary and foreign exchange loss*	(318,772)	(53,009)	690,543	929,335	(371,781)
Defferral of foreign exchange loss	(26,454)	(28,169)	(34,091)	(68,832)	(54,623)
Equity interest in subsidiaries	11,109	7,449	56,469	10,900	18,558
Operating Income (loss)	480,975	461,190	306,815	848,833	942,165
Non-operating income (expenes) Net	12,530	339	(4,485)	(9,805)	12,869
Income Before Income and Social Contribution Taxes	493,505	461,529	302,330	839,028	955,034
(Provision)/Credit for income tax	(39,471)	(90,251)	(136,841)	(258,271)	(129,722)
(Provision)/Credit for social contribution	(30,523)	(37,993)	(49,096)	(67,815)	(68,516)

Net income (Loss)	423,511	333,285	116,393	512,942	756,796

EBITDA	1,179,742	833,042	734,593	1,522,132	2,012,784
EBITDA margin (%)	46.0%	44.7%	46.2%	48.0%	45.5%

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals.

EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

INCOME STATEMENT
Parent Company – Corporate Law – In thousands of R$ - Limited Revision

	2Q04	1Q04	2Q03	1H03	1H04
Gross revenue	2,673,941	1,912,141	1,856,982	3,502,414	4,586,082
Gross revenue deductions	(358,105)	(323,783)	(305,900)	(559,298)	(681,888)
Net revenue	2,315,836	1,588,358	1,551,082	2,943,116	3,904,194
Domestic Market	1,466,591	1,209,362	1,184,588	2,195,811	2,675,953
Export Market	849,245	378,996	366,494	747,305	1,228,241
Cost of goods sold (COGS)	(1,258,589)	(863,101)	(855,692)	(1,555,436)	(2,121,690)
COGS, excluding depreciation	(1,060,939)	(707,036)	(708,615)	(1,290,707)	(1,767,975)
Depreciation allocated to COGS	(197,650)	(156,065)	(147,077)	(264,729)	(353,715)
Gross Profit	1,057,247	725,257	695,390	1,387,680	1,782,504
Gross Margin (%)	45.7%	45.7%	44.8%	47.2%	45.7%
Selling expenses	(65,793)	(57,834)	(46,802)	(92,887)	(123,627)
General and administrative expenses	(57,139)	(41,598)	(56,210)	(103,337)	(98,737)
Depreciation allocated to SG&A	(7,450)	(7,337)	(6,529)	(13,618)	(14,787)
Other operating income (expense). Net	(24,428)	(11,072)	(24,051)	900	(35,500)
Operating income before financial and equity interest	902,437	607,416	561,798	1,178,738	1,509,853
Net financial result	(436,639)	(374,435)	(107,911)	(123,887)	(811,074)
Financial expenses	(233,351)	(300,320)	(178,508)	(360,841)	(533,671)
Financial income	278,997	32,371	(845,354)	(982,636)	311,368
Monetary and foreign exchange loss	(456,743)	(78,985)	949,376	1,287,088	(535,728)
Defferral of foreign exchange loss	(25,542)	(27,501)	(33,425)	(67,498)	(53,043)
Equity interest in subsidiaries	111,982	242,194	(125,252)	(176,561)	354,176
Operating Income (loss)	577,780	475,175	328,635	878,290	1,052,955
Non-operating income (expenes. Net	(729)	(54)	(6,758)	(12,159)	(783)
Income Before Income and Social Contribution Taxes	577,051	475,121	321,877	866,131	1,052,172
(Provision)/Credit for income tax	(54,951)	(89,868)	(137,605)	(257,792)	(144,819)
(Provision)/Credit for social contribution	(36,457)	(37,894)	(49,288)	(67,323)	(74,351)

Net income (Loss)	485,643	347,359	134,984	541,016	833,002

EBITDA	1,131,965	781,890	739,455	1,456,185	1,913,855
EBITDA Margin (%)	48.9%	49.2%	47.7%	49.5%	49.0%

Additional Information

Deliberated Dividends and Interest on Equity	35,000			506,138	35,000

Number of Shares - thousands **	284,404	71,729,261	71,729,261	71,729,261	284,404

Earnings (Loss) per share - R$ ***	1.71	4.84	1.88	7.54	2.93

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals.
** Excluding treasury stocks
*** Per 1,000 shares until the 1Q04.

BALANCE SHEET
Corporate Law – thoushands of R$ – Limited Revision

	Parent Company		Consolidated
	06/30/2004	03/31/2004	06/30/2004	03/31/2004
Current Assets	5,534,896	5,444,298	6,253,120	6,670,519
Cash and marketable securities	1,698,543	2,316,338	2,581,986	3,776,666
Trade accounts receivable	2,215,887	1,682,192	1,583,567	1,201,385
Inventory	1,045,181	832,916	1,441,477	1,066,916
Other	575,285	612,852	646,090	625,552
Long-term assets	3,407,720	3,266,334	2,116,451	2,043,083
Permanent asstes	16,185,554	15,753,321	13,855,350	13,652,179
Investiments	3,676,105	3,120,001	392,835	245,139
PP&E	12,238,437	12,333,522	13,108,212	13,034,186
Deffered	271,012	299,798	354,303	372,854

Total Assets	25,128,170	24,463,953	22,224,921	22,365,781

Current Liabilities	3,017,145	3,984,296	3,188,105	4,137,661
Loans and financing	1,787,630	2,116,801	1,925,518	2,295,650
Dividends Payable	382	717,603	382	717,603
Other	1,229,133	1,149,892	1,262,205	1,124,408
Long-term liabilities	13,961,882	12,689,366	10,954,261	10,442,419
Loans and financing	8,892,284	7,718,318	6,853,813	6,379,313
Deffered income and social contribution taxes	2,358,847	2,390,460	2,397,789	2,426,940
Other	2,710,751	2,580,588	1,702,659	1,636,166
Future periods results	-	-	35,103	34,967
Shareholders' Equity	8,149,143	7,790,291	8,047,452	7,750,734
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	17,319	17,319	17,319	17,319
Revaluation reserve	4,885,196	4,946,563	4,885,196	4,946,563
Investment reserve	736,594	736,594	736,594	736,594
Treasury shares	(91,791)	-	(91,791)	-
Retained earnings	920,878	408,868	819,187	369,311

Total liabilites and shareholders' equity	25,128,170	24,463,953	22,224,921	22,365,781

SALES VOLUME
Consolidated – thousand of tons

	2Q04	1Q04	2Q03	1H03	1H04

DOMESTIC MARKET	848	776	763	1,485	1,624
Hot rolled	291	263	282	527	554
Cold rolled	197	167	161	334	364
Galvanized	188	175	140	270	363
Tim mill products	158	157	162	324	314
Slabs	15	14	18	30	29
EXPORT MARKET	506	362	361	730	867
Hot rolled	192	135	158	256	327
Cold rolled	34	16	18	46	50
Galvanized	127	127	21	74	254
Tim mill products	123	83	112	177	206
Slabs	30	-	52	177	30
TOTAL	1,354	1,138	1,124	2,215	2,491
Hot rolled	483	398	440	783	881
Cold rolled	231	184	179	380	414
Galvanized	314	303	161	343	617
Tim mill products	281	240	274	501	520
Slabs	45	14	70	208	59

SALES VOLUME
Parent Company – thousands of tons

	2Q04	1Q04	2Q03	1H03	1H04

DOMESTIC MARKET	814	761	834	1,563	1,575
Hot rolled	273	262	305	553	536
Cold rolled	192	170	188	367	363
Galvanized	178	159	160	288	337
Tim mill products	155	156	163	326	311
Slabs	15	14	17	30	29
EXPORT MARKET	562	297	352	704	859
Hot rolled	223	159	158	254	381
Cold rolled	19	1	9	30	20
Galvanized	53	20	21	72	73
Tim mill products	116	74	112	176	189
Slabs	152	43	52	172	195
TOTAL	1,376	1,058	1,185	2,267	2,434
Hot rolled	496	421	463	807	917
Cold rolled	211	172	196	397	383
Galvanized	231	179	181	360	410
Tim mill products	271	230	275	502	500
Slabs	167	57	70	201	224

NET SALES PER UNIT
Consolidated – In R$/ton

	2Q04	1Q04	2Q03	1H03	1H04

TOTAL	1,791	1,534	1,334	1,342	1,674
Hot rolled	1,423	1,194	1,029	1,028	1,319
Cold rolled	1,733	1,423	1,328	1,302	1,596
Galvanized	2,152	1,745	1,642	1,689	1,952
Tim mill products	2,139	1,972	1,789	1,847	2,062
Slabs	1,341	590	774	803	1,164

NET SALES PER UNIT
Parent Company – In R$/ton

	2Q04	1Q04	2Q03	1H03	1H04

TOTAL	1,603	1,409	1,238	1,223	1,519
Hot rolled	1,306	1,072	959	938	1,199
Cold rolled	1,639	1,376	1,132	1,142	1,521
Galvanized	2,030	1,762	1,614	1,572	1,913
Tim mill products	1,993	1,859	1,701	1,702	1,932
Slabs	1,215	1,081	583	704	1,181

EXCHANGE RATE
In R$/US$

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
End of Period	3.3531	2.8720	2.9234	2.8892	2.9086	3.1075
% change	(5.1)	(14.4)	1.8	(1.2)	0.7	6.8
Acumulated (%)	(5.1)	(18.7)	(17.3)	(18.2)	0.7	7.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.